SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of July of 2006

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
 (Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

July 17, 2006

Banco Latinoamericano de Exportaciones, S.A.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	Deputy Manager

Bladex Launches Clavex To Deploy World-Class Identity Solutions To Latin America

Panama City, Republic of Panama, July 14, 2006 – Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or “the Bank”), announced today it has launched operations of a wholly-owned subsidiary, Clavex LLC, to deliver world-class identity solutions, technologies and information to financial institutions throughout Latin America and the Caribbean (the “Region”).

Clavex LLC, based and incorporated in the U.S., will leverage Bladex’s regional expertise and sterling client base in the Region to deliver solutions pertaining to digital identity credentials for financial institutions in the Region.

Jaime Rivera, Chief Executive Officer of Bladex, stated, “Clavex LLC was formed to deliver the best digital identity solutions required to increase transparency, mitigate risk and bring the Latin American financial sector up to global standards for authenticating transactions.  Clavex LLC has the exclusivity to deliver IdenTrust Digital Identity Solutions for the banking sector and other top services intended to improve and increase e-commerce and financial transactions to the benefit of those conducting business in Latin America.”

Rivera added, “I am also pleased to announce that Catherine McGrail has been named Chief Executive Officer of Clavex LLC.  For the past two years, as Vice President and Head of New Products for Bladex, she spearheaded our entry into the digital identity business and was the driving force behind our successful partnership with IdenTrust.  Her knowledge and experience in Latin American financial services products and vendors will be pivotal to the success of Clavex LLC.”

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks and institutional and retail investors.  Through March 31, 2006, over its 26 years of operations, Bladex had disbursed accumulated credits of over US$138 billion.

For additional information about Bladex, please access our website on the Internet at www.blx.com

Bladex Safe Harbor Statement

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the formation of a new subsidiary.  Clavex LLC including expected results and benefits arising from its new products and services.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available however, actual experience with respect to these factors is subject to future events and uncertainties which could materially impact the Bank’s expectations.

For further information concerning this press release, please contact:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama
Attention:  Carlos Yap S., Senior Vice President – Finance
Tel.: (507) 210-8563, E-mail: cyap@blx.com

-or-

i-advize Corporate Communications, Inc.,
82 Wall Street, Suite 805,
New York, NY  10005
 Attention:  Melanie Carpenter / Peter Majeski
Tel.: (212) 406-3690, E-mail:  bladex@i-advize.com